UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For April 25, 2008

Commission File No. 001-32860

Shanghai Century Acquisition Corporation

23rd Floor, Shun Ho Tower, 24-30 Ice House Street, Central,
Hong Kong SAR, China
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Amendments to Material Agreements

On April 25, 2008, Shanghai Century Acquisition Corporation (“Shanghai Century”), Kevin Ma and Asia Leader Investments Limited (“Asia Leader”) entered a letter agreement to extend the time period pursuant to which Kevin Ma must deliver written notice to Shanghai Century pursuant to Section 3.1.1 of the Joint Venture Agreement, dated February 20, 2008, as amended, among Kevin Ma, RAD International Investment Fund Ltd. (“RAD”) and Asia Leader (“Joint Venture Agreement”) indicating that Kevin Ma and RAD are unwilling to proceed with the closing of the transactions contemplated by the Joint Venture Agreement due to Shanghai Century’s inability to have at least US$20,000,000, from 2pm EST on April 25, 2008, to 12pm EST on Monday, April 28, 2008.

Other Events

On April 25, 2008, Shanghai Century issued a press release announcing the extension of the time period pursuant to the letter agreement.

Exhibits

10.1	Letter Agreement, dated April 25, 2008

99.1	Press Release, dated April 25, 2008

The information in this Report, including the exhibit furnished herewith , shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Shanghai Century Acquisition Corporation

By:/s/ Franklin Chu
Name: Franklin Chu
Title: Co-Chief Executive Officer
Dated: April 25, 2008